UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                         (Amendment No.       )*

                         Geotek Communications, Inc
---------------------------------------------------------------------------
                             (Name of Issuer)

                  Common Stock, $.01 par value per share
----------------------------------------------------------------------------
                       (Title of Class of Securities)

                               373654-10-2
                     ---------------------------------
                               (CUSIP Number)

   James I. Edelson, 511 Fifth Avenue, New York, N.Y. 10017 (212) 551-8881
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          September 28, 1995
         --------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (X). (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                         Page 1 of 41 Pages

                                SCHEDULE 13D


-------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  2  of  41 Pages   |
-------------------------                        --------------------------


---------------------------------------------------------------------------

|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    RDC-Rafael Development Corporation Ltd.                           |
|  |                                                                      |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
|  |                                                                  --- |
|  |                                                              (b) |X| |
|  |                                                                  --- |
|  |                                                                      |
---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------
|  |                                                                      |
|4 | SOURCE OF FUNDS                                                      |
|  |   AF, OO and WC                                                      |
|  |                                                                      |
---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
                                                                      --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER
|  NUMBER OF    |  |     -0-                                              |
|               -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |   3,388,028
|               -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
|               -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,388,028                                          |
----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,388,028                                          |
---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
                                                                      --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   6.3%                                               |
---------------------------------------------------------------------------

|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
---------------------------------------------------------------------------

                              SCHEDULE 13D



-------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  3  of  41  Pages  |
-------------------------                        --------------------------


---------------------------------------------------------------------------

|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    DEP Technology Holdings Ltd.                                      |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
                                                                      --- |
|  |                                                              (b) |X| |
                                                                      --- |
|  |                                                                      |
---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------

|4 | SOURCE OF FUNDS                                                      |
|  |   AF                                                                 |
|  |                                                                      |
---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
                                                                      --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
                -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |   3,388,028
                --------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
                -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,388,028                                          |
---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                   3,388,028                                          |
|  |                                                                      |
---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
                                                                      --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   6.3%                                               |
---------------------------------------------------------------------------

|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
---------------------------------------------------------------------------

                              SCHEDULE 13D



-------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  4  of  41 Pages   |
-------------------------                        --------------------------


---------------------------------------------------------------------------

|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |                                                                      |
|  | PEC Israel Economic Corporation                                      |
|  | EIN 13-1143528                                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
                                                                      --- |
|  |                                                              (b) |X| |
                                                                      --- |
|  |                                                                      |
---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------

|4 | SOURCE OF FUNDS                                                      |
|  |   WC                                                                 |
|  |                                                                      |
---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
                                                                      --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Maine                                                          |
|  |                                                                      |
---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER
|  NUMBER OF    |  |     -0-                                              |
                -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |   3,388,028
                -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
                -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,388,028                                          |
---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,388,028                                          |
---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
                                                                      --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   6.3%                                               |
---------------------------------------------------------------------------

|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
---------------------------------------------------------------------------

                              SCHEDULE 13D



-------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  5  of 41  Pages   |
-------------------------                        --------------------------


---------------------------------------------------------------------------

|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Albar Financing and Leasing Ltd.                                  |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
                                                                      --- |
|  |                                                              (b) |X| |
                                                                      --- |
|  |                                                                      |
---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------

|4 | SOURCE OF FUNDS                                                      |
|  |   Not Applicable                                                     |
|  |                                                                      |
---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
                                                                      --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
                -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |   50,000
                -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
                -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |   50,000                                             |
---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   50,000                                             |
---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
                                                                      --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   0.1%                                               |
---------------------------------------------------------------------------

|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
---------------------------------------------------------------------------

                           SCHEDULE 13D



-------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  6  of 41  Pages   |
-------------------------                        --------------------------


---------------------------------------------------------------------------

|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Discount Investment Corporation Ltd.                              |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
                                                                      --- |
|  |                                                              (b) |X| |
                                                                      --- |
|  |                                                                      |
---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------

|4 | SOURCE OF FUNDS                                                      |
|  |   WC                                                                 |
|  |                                                                      |
---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
                                                                      --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER
|  NUMBER OF    |  |     -0-                                              |
                -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |   3,438,028
                -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
                -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,438,028                                          |
---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,438,028                                          |
---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
                                                                      --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   6.4%                                               |
---------------------------------------------------------------------------

|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
---------------------------------------------------------------------------

                              SCHEDULE 13D



--------------------------                       --------------------------
|CUSIP No. 373654-10-2   |                       |Page  7  of 41  Pages   |
--------------------------                       --------------------------


---------------------------------------------------------------------------

|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Elron Electronic Industries Ltd.                                  |
|  |                                                                      |

|  |                                                                      |
---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
                                                                      --- |
|  |                                                              (b) |X| |
                                                                      --- |
|  |                                                                      |
---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------

|4 | SOURCE OF FUNDS                                                      |
|  |   WC                                                                 |
|  |                                                                      |
---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
                                                                      --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
                -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |   3,388,028
                -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
                -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,388,028                                          |
---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,388,028                                          |
---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
                                                                      --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   6.3%                                               |
---------------------------------------------------------------------------

|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
---------------------------------------------------------------------------

                              SCHEDULE 13D



-------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  8  of 41  Pages   |
-------------------------                        --------------------------


---------------------------------------------------------------------------

|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    IDB Development Corporation Ltd.                                  |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
                                                                      --- |
|  |                                                              (b) |X| |
                                                                      --- |
|  |                                                                      |
---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------

|4 | SOURCE OF FUNDS                                                      |
|  |   Not Applicable                                                     |
|  |                                                                      |
---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
                                                                      --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
                -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |   3,461,228
                -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
                -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,461,228                                          |
---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,461,228                                          |
---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
                                                                      --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   6.4%                                               |
---------------------------------------------------------------------------

|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
---------------------------------------------------------------------------

                              SCHEDULE 13D



-------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  9  of 41  Pages   |
-------------------------                        --------------------------


---------------------------------------------------------------------------

|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    IDB Holding Corporation Ltd.                                      |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
                                                                      --- |
|  |                                                              (b) |X| |
                                                                      --- |
|  |                                                                      |
---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------

|4 | SOURCE OF FUNDS                                                      |
|  |   Not Applicable                                                     |
|  |                                                                      |
---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |X| |
                                                                      --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
                -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |   3,461,228
                -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
                -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,461,228                                          |
---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,461,228                                          |
---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
                                                                      --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   6.4%                                               |
---------------------------------------------------------------------------

|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
---------------------------------------------------------------------------

                                SCHEDULE 13D



-------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  10  of 41  Pages  |
-------------------------                        --------------------------


---------------------------------------------------------------------------

|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Raphael Recanati                                                  |
|  |    Social Security No. ###-##-####                                   |
|  |                                                                      |
---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
                                                                      --- |
|  |                                                              (b) |X| |
                                                                      --- |
|  |                                                                      |
---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------

|4 | SOURCE OF FUNDS                                                      |
|  |   Not Applicable                                                     |
|  |                                                                      |
---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |X| |
                                                                      --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
                -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |   3,461,228
                -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
                -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,461,228                                          |
---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,461,228                                          |
---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
                                                                      --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   6.4%                                               |
---------------------------------------------------------------------------

|14| TYPE OF REPORTING PERSON                                             |
|  |                    IN                                                |
|  |                                                                      |
---------------------------------------------------------------------------

                                SCHEDULE 13D

--------------------------                      ---------------------------
|CUSIP No. 373654-10-2   |                      |Page  11  of  41  Pages  |
--------------------------                      ---------------------------


---------------------------------------------------------------------------

|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Jacob Recanati                                                    |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
                                                                      --- |
|  |                                                              (b) |X| |
                                                                      --- |
|  |                                                                      |
---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------

|4 | SOURCE OF FUNDS                                                      |
|  |   Not Applicable                                                     |
|  |                                                                      |
---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
                                                                      --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
                -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |   3,461,228
                -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
                -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,461,228                                          |
---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,461,228                                          |
---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
                                                                      --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   6.4%                                               |
---------------------------------------------------------------------------

|14| TYPE OF REPORTING PERSON                                             |
|  |                    IN                                                |
|  |                                                                      |
---------------------------------------------------------------------------

                              SCHEDULE 13D



-------------------------                        --------------------------
|CUSIP No. 373654-10-2  |                        |Page  12 of  41 Pages   |
-------------------------                        --------------------------


---------------------------------------------------------------------------

|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Leon Recanati                                                     |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
                                                                      --- |
|  |                                                              (b) |X| |
                                                                      --- |
|  |                                                                      |
---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------

|4 | SOURCE OF FUNDS                                                      |
|  |   Not Applicable                                                     |
|  |                                                                      |
---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
                                                                      --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
                -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |   3,461,228
                -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
                -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,461,228                                          |
---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,461,228                                          |
---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
                                                                      --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   6.4%                                               |
---------------------------------------------------------------------------

|14| TYPE OF REPORTING PERSON                                             |
|  |                    IN                                                |
|  |                                                                      |
---------------------------------------------------------------------------

                              SCHEDULE 13D



 -------------------------                        -------------------------

|CUSIP No. 373654-10-2  |                        |Page  13 of  41   Pages |
-------------------------                        --------------------------


---------------------------------------------------------------------------

|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Judith Yovel Recanati                                             |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
                                                                      --- |
|  |                                                              (b) |X| |
                                                                      --- |
|  |                                                                      |
---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
---------------------------------------------------------------------------

|4 | SOURCE OF FUNDS                                                      |
|  |   Not Applicable                                                     |
|  |                                                                      |
---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
                                                                      --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
                -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |   3,461,228
                -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
                -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |   3,461,228                                          |
---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                                                                      |
|  |                   3,461,228                                          |
---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
                                                                      --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                                                                      |
|  |                   6.4%                                               |
---------------------------------------------------------------------------

|14| TYPE OF REPORTING PERSON                                             |
|  |                    IN                                                |
|  |                                                                      |
---------------------------------------------------------------------------

Item 1.   Security and Issuer.
          --------------------

          The class of securities to which this Statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Geotek Communications, Inc., a Delaware corporation ("Geotek") whose principal executive offices are located at 20 Craig Road, Montvale, New Jersey 07645.

Item 2.   Identity and Background.
          ------------------------

          (a), (b) and (c): The Reporting Persons are:

          (1) RDC-Rafael Development Corporation Ltd. ("RDC"), an Israeli corporation, with its principal office at 14 Beth Hashoeva Lane, Tel Aviv, Israel. RDC engages in the commercialization of non-military applications of technologies developed by Rafael Armament Development Authority, a division of the Israel Ministry of Defense.

          (2) DEP Technology Holdings Ltd. ("DEP"), an Israeli corporation, with its principal office at 14 Beth Hashoeva Lane, Tel Aviv, Israel. DEP owns 50.1% of the outstanding capital stock of RDC, which is DEP's only asset.

          (3) Albar Finance and Leasing Ltd. ("Albar"), an Israeli corporation, with its principal office at 14 Beth Hashoeva Lane, Tel Aviv, Israel. Albar is engaged in financing activities and in trading publicly traded securities.

          (4) PEC Israel Economic Corporation ("PEC"), a Maine corporation, with its principal office at 511 Fifth Avenue, New York, New York 10017. PEC organizes, acquires interests in, finances and participates in the management of companies which are located in the State of Israel or are Israel-related. PEC owns one-third of the outstanding shares of DEP.

          (5) Discount Investment Corporation Ltd. ("DIC"), an Israeli corporation, with its principal office at 14 Beth Hashoeva Lane, Tel-Aviv, Israel. DIC organizes, acquires interest in, finances and participates in the management of companies. DIC owns all the outstanding shares of Albar and one-third of the outstanding shares of DEP.

          (6) Elron Electronic Industries Ltd. ("Elron"), an Israeli corporation, with its principal office at the Advanced Technological Center, Haifa, Israel. Through affiliates which are high technology operating companies, Elron is engaged in the fields of medical diagnostic imaging, defense electronics, manufacturing automation, high speed data communications, networking services and semiconductor and software products. Elron owns one-third of the outstanding shares of DEP. PEC owns approximately 13.6% of the outstanding shares of Elron and DIC


                                                        Page 14 of 41 pages
owns approximately 26.4% of the outstanding shares of Elron.

          (7) IDB Development Corporation Ltd. ("IDB Development"), an Israeli corporation, with its principal office at the Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. PEC and DIC are each a subsidiary of IDB Development.

          (8) IDB Holding Corporation Ltd. ("IDB Holding"), an Israeli corporation, with its principal office at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. IDB Holding owns approximately 71.48% of the outstanding shares of IDB Development.

          The following persons may by of reason of their interests in and relationships with IDB Holding be deemed to control the corporations referred to in paragraphs (1)-(8) above:

          (9) Raphael Recanati, The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. Present principal occupation: Chairman and Managing Director, IDB Holding and IDB Development; President, Finmar Equities Co. - shipping and finance.

          (10) Jacob Recanati, 3 Habankim Street, Haifa, Israel. Present principal occupation: Managing Director, El-Yam Ships Ltd. - shipping.

          (11) Leon Recanati, The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. Present principal occupation: Joint Managing Director of IDB Holding and IDB Development.

          (12) Judith Yovel Recanati, 64 Kaplan Street, Herzliya, Israel. Present principal occupation: Housewife.

          Messrs. Raphael Recanati and Jacob Recanati are brothers and Mr. Leon Recanati and Mrs. Judith Yovel Recanati are brother and sister and are the nephew and niece of Raphael and Jacob Recanati.

          The name, citizenship, business address, present principal occupation or employment of each of the executive officers and directors of IDB Holding, IDB Development, PEC, DIC, Elron and RDC and the name and business address of any corporation or other organization in which such employment is conducted are set forth on Schedules A, B, C, D, E and F hereof and incorporated herein by reference.

          All of the directors of DEP are directors or executive officers of IDB Holding, PEC or Elron and are listed in Schedules


                                                        Page 15 of 41 pages

A, C and E hereof.  DEP has no executive officers.

          All of the directors of Albar are executive officers of DIC and are listed in Schedule D hereof.

          (d) None of the corporations or persons referred to in (1)-(12) above has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

          On February 16, 1994, following a lengthy trial in the District Court of Jerusalem, State of Israel, the four largest banks in that country, including Israel Discount Bank Limited ("IDBL"), and its former parent IDB Holding, and members of their senior management were found guilty, in connection with acts that occurred prior to October 1983, of engaging in fraudulent securities transactions and making false statements within the meaning of certain provisions of that country's banking, securities and other laws. The violations involve activities, which terminated in October 1983, relating to shares of these Israeli institutions. Mr. Raphael Recanati who is Chairman of the Board of IDB Holding and was chief executive officer of IDBL is among the defendants found guilty. Mr. Recanati received a sentence of eight months and a suspended sentence of two years, both of which were stayed pending the outcome of an appeal referred to below. Mr. Recanati was also fined approximately $200,000 and IDB Holding was fined approximately $334,000. Mr Recanati and IDB Holding have categorically denied any wrongdoing and have appealed to the Supreme Court of Israel.

          Mr. Eliahu Cohen, who is Joint Managing Director of IDB Holding, and Mr. Oudi Recanati, who is a Director of IDB Holding, were members of senior management of IDBL, and were also found guilty in the foregoing proceeding. Mr. Cohen received a sentence of six months, a suspended sentence of two years and was fined approximately $167,000. Mr. Oudi Recanati received a suspended sentence of 18 months and was fined approximately $134,000. Messrs. Cohen and Recanati have categorically denied any wrongdoing and have appealed to the Supreme Court of Israel; their sentences have been stayed pending the outcome of the appeal.

          (e) None of the corporations or persons referred to in (1)-(12) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f)  The persons referred to in (9), (10), (11), and


                                                        Page 16 of 41 pages

(12) above are citizens of Israel.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Pursuant to a Stock Purchase Agreement dated as of September 28, 1995, among Geotek, Geotek PST, Inc. ("GP", a wholly-owned subsidiary of Geotek) and RDC (the "Purchase Agreement"), Geotek, through GP, will at the closing under the Purchase Agreement (the "Closing") tentatively scheduled for October 12, 1995 issue and sell to RDC 1,800,000 shares of Common Stock in exchange for (i) 760,000 ordinary shares of PowerSpectrum Technology Limited, an Israeli corporation ("PST"), owned by RDC, representing approximately 38% of the equity of PST, (ii) 400 management shares of PST owned by RDC, representing approximately a 40% voting interest in PST and
(iii) a perpetual capital note of PST in the principal amount of approximately $3,750,000 owned by RDC. The ordinary shares and capital note of PST owned by RDC were issued to RDC on October 5, 1995 upon RDC's conversion of a convertible debenture of PST owned by RDC. The ordinary shares, management shares and capital note of PST to be exchanged by RDC are referred to as the "PST Securities".

          In addition, pursuant to the Purchase Agreement, at the Closing, RDC will purchase from Geotek 338,028 shares of Common Stock for an aggregate purchase price of $3,000,000. Of such amount, $200,001 will come from RDC's own funds. DEP, the holder of a majority of the outstanding shares of RDC, will contribute the balance, $2,799,999, to RDC immediately prior to such purchase to be used to make such purchase. PEC, DIC and Elron, the holders of all the outstanding shares of DEP, will each contribute $933,333 to DEP, a total of $2,799,999, immediately prior to such purchase so that DEP may contribute such sum to RDC for such purchase. PEC, DIC and Elron each will use its own funds for such contributions to RDC.

          At the Closing, PST and RDC will enter into an Option Agreement under which PST will grant RDC the option to acquire up to a 10% equity interest in PST upon the occurrence of two categories of trigger events.
The first category of trigger events generally are (i) the sale or issuance by PST of at least a 10% equity interest in PST, (ii) the sale, lease or other disposition by PST of assets outside the ordinary course of business where such assets have a fair market value of at least 10% of the aggregate fair market of PST's assets prior to such sale, lease or disposition,
(iii) the consolidation or merger of PST with another entity which results in Geotek owning less than or equal to 90% of PST and (iv) any event similar in nature or value to the foregoing events. If RDC does not exercise the option if a first trigger event occurs, it may exercise the option upon the occurrence of a second trigger event. The second category of trigger events are the same as the first category of trigger events except the threshold percentage is 25% (an increase from 10%) for the second category of trigger


                                                        Page 17 of 41 pages
events described above in clauses (i) and (ii) and is 75% (a decrease from 90%) for the second category of trigger event described above in clause
(iii). The exercise price of the option will be the lesser of (A) the same price per share used in or implied by the transaction constituting the triggering event and (B) the price determined by valuing PST prior to the option exercise at $50 million during the first year of the option, $60 million during the second option year, $70 million during the third option year and $80 million during the fourth option year. The option will expire after four years unless terminated sooner after the occurrence of the trigger events.

Item 4.   Purpose of Transaction.
          -----------------------

          RDC purchased all the shares of Common Stock pursuant to the Purchase Agreement solely for investment purposes. RDC believes that the exchange of the PST Securities for shares of Common Stock will provide RDC with greater potential for capital appreciation on its investment.

          Pursuant to the Purchase Agreement, Geotek agreed to file within 30 days after the Closing a registration statement with the Securities and Exchange Commission for the sale by RDC of the 338,038 shares of Common Stock purchased for $3,000,000 and to use Geotek's best efforts to cause such registration statement to become effective within 60 days after such filing. RDC agreed not to sell the 1,800,000 shares of Common Stock issued to it in exchange for the PST Securities for a period of two years ending on the second anniversary of the Closing without Geotek's prior written consent. Geotek also agreed that if after such second anniversary RDC is not legally permitted under United States securities laws to sell such 1,800,000 shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended (in accordance with the volume limitations set forth therein), Geotek would promptly cause the registration of such shares for resale in accordance with applicable United States securities laws.

          The Reporting Persons may from time to time seek to acquire additional shares of Common Stock in the over-the-counter market or transactions negotiated with other shareholders (but not by means of a tender offer), at prices and/or other terms acceptable to the purchasing Reporting Persons. If they believe it to be in their interests, none of the Reporting Persons are foreclosed from disposing of all or any portion of their shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Geotek has advised the Reporting Persons that there were 51,537,849 shares of Common Stock outstanding on September 28, 1995, the date the total number of shares of Common Stock


                                                        Page 18 of 41 pages
owned and agreed to be purchased by the Reporting Persons represented more than 5% of the shares of Common Stock. The percentages of Common Stock set forth on this Statement are based on 53,675,877 shares, representing the total of 51,537,849 shares outstanding on September 28, 1995 and the 2,138,028 shares to be issued pursuant to the Purchase Agreement.

          As discussed in Item 3 of this Statement, pursuant to the Purchase Agreement, at the Closing (i) Geotek, through GP, will issue to RDC 1,800,000 shares of Common Stock in exchange for the PST Securities and
(ii) Geotek will issue to RDC 338,028 shares of Common Stock for $3,000,000.

          The Reporting Persons have not purchased or sold any shares of Common Stock since July 15, 1995 (more than 60 days prior to the date that the total number of shares of Common Stock owned and agreed to be purchased by the Reporting Persons represented more than 5% of the outstanding shares of Common Stock).

          As of September 28, 1995, various of the Reporting Persons shared the power to vote and dispose up to 3,461,228 shares of Common Stock, or approximately 6.4% of the shares of Common Stock. As of such date, RDC beneficially owned 3,388,028 shares of Common Stock, or approximately 6.3% of the shares of Common Stock (including the 2,138,028 shares of Common Stock to be purchased under the Purchase Agreement). In addition, as of such date, Albar directly owned 50,000 shares of Common Stock, or 0.1% of the shares of Common Stock, and IDB Development directly owned 23,200 shares of Common Stock, or 0.1% of the shares of Common Stock.

          As of September 28, 1995, DEP, by reason of its ownership interest in RDC, and PEC and Elron, by reason of their ownership interests in DEP, shared the power to vote and dispose of 3,388,028 shares of Common Stock. As of such date, DIC, by reason of its ownership interests in DEP and Albar, shared the power to vote and dispose of 3,438,028 shares of Common Stock. As of such date, IDB Development, by reason of its ownership interests in PEC and DIC and its direct ownership of 23,200 shares of Common Stock, and IDB Holding, by reason of its ownership interest in IDB Development, shared the power to vote and dispose of 3,461,228 shares of Common Stock.

          As reflected on the Schedules hereto, information provided to the Reporting Persons indicates that as of September 28, 1995 the executive officers and directors of IDB Holding, IDB Development, PEC, DIC, Elron, Albar, DEP and RDC (other than the persons who are Reporting Persons) owned an aggregate of 30,700 shares of Common Stock of Geotek.


                                                        Page 19 of 41 pages

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
          Respect to Securities of the Issuer.
          ------------------------------------

          Not applicable.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

Schedules A, B, C   Name, citizenship, business address, present
D, E and F          principal occupation and employer of
                    executive officers and directors of (i)
                    IDB Holding, (ii) IDB Development, (iii) PEC,
                    (iv) DIC and Albar, (v) Elron and (vi) RDC.

Exhibit 1 -    Agreement dated September 18, 1995 between RDC and PEC
               authorizing PEC to file this Schedule 13D and any amendments hereto on behalf of RDC.

Exhibit 2 -    Agreement dated September 18, 1995 between DEP and PEC
               authorizing PEC to file this Schedule 13D and any amendments hereto on behalf of DEP.

Exhibit 3 -    Agreement dated September 18, 1995 between Albar and PEC
               authorizing PEC to file this Schedule 13D and any amendments hereto on behalf of Albar.

Exhibit 4 -    Agreement dated September 18, 1995 between DIC and PEC
               authorizing PEC to file this Schedule 13D and any amendments hereto on behalf of DIC.

Exhibit 5 -    Agreement dated September 17, 1995 between Elron and PEC
               authorizing PEC to file this Schedule 13D and any amendments hereto on behalf of Elron.

Exhibit 6 -    Agreement dated September 17, 1995 between IDB Development and PEC authorizing PEC to file this Schedule 13D and any amendments hereto on behalf of IDB Development.

Exhibit 7 -    Agreement dated September 17, 1995 between IDB Holding and
               PEC authorizing PEC to file this Schedule 13D and any amendments hereto on behalf of IDB Holding.

Exhibit 8 -    Agreement dated September 28, 1995 between Raphael Recanati and PEC authorizing PEC to file this Schedule 13D and any amendments hereto on behalf of Mr. Recanati.

Exhibit 9 -    Agreement dated September 18, 1995 between Jacob Recanati
               and PEC authorizing PEC to file this


                                                        Page 20 of 41 pages

               Schedule 13D and any amendment hereto on behalf of Mr.
               Recanati.

Exhibit 10 -   Agreement dated September 14, 1995 between Leon Recanati and
               PEC authorizing PEC to file this Schedule 13D and any amendment hereto on behalf of Mr. Recanati.

Exhibit 11 -   Agreement dated September 18, 1995 between Judith Yovel
               Recanati and PEC authorizing PEC to file this Schedule 13D and any amendment hereto on behalf of Mrs. Recanati.

Signature
---------

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

October 6, 1995          RDC-Rafael Development Corporation Ltd.
                         DEP Technology Holdings Ltd.
                         PEC Israel Economic Corporation
                         Albar Finance and Leasing Ltd.
                         Discount Investment Corporation Ltd.
                         Elron Electronic Industries Ltd.
                         IDB Development Corporation Ltd.
                         IDB Holding Corporation Ltd.
                         Raphael Recanati
                         Jacob Recanati
                         Leon Recanati
                         Judith Yovel Recanati

                    By:  PEC Israel Economic Corporation

                    By:      s/JAMES I. EDELSON
                         ----------------------------------------
                         James I. Edelson, Executive Vice President of PEC Israel Economic Corporation for itself and on behalf of RDC-Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., Albar Finance and Leasing Ltd., Discount Investment Corporation Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Raphael Recanati, Jacob Recanati, Leon Recanati and Judith Yovel Recanati pursuant to the agreements annexed hereto as Exhibits 1-11.


                                                        Page 21 of 41 pages

                             Schedule A

       (Information provided as of September 28, 1995 in response to Items 2 through 6 of Schedule 13D)
         Executive Officers, Directors and Persons Controlling
                   IDB Holding Corporation Ltd. (1)
                              ("IDBH")
          The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel

(citizenship the same as country of residence unless otherwise noted)

                                                Principal
Name and Address         Position               Occupation
----------------         --------               ----------

Raphael Recanati         Chairman of the        Chairman of the Board and
The Tower                Board, Chairman of     Managing Director of IDBH,
3 Daniel Frisch Street   the Executive          President of Finmar
Tel Aviv, Israel         Committee and          Equities Co. (Shipping
                         Managing Director      and Finance) (2)

Arie Carasso             Director               Joint Managing Director
26 Rival Street                                 of Moise Carasso Sons Ltd.
Tel Aviv, Israel                                (3)

Haym Carasso             Director               Joint Managing Director
26 Rival Street                                 of Moise Carasso Sons Ltd.
Tel Aviv, Israel                                (4)

Joseph Ciechanover       Director               Chairman of the Board of
Ben-Gurion Airport                              El Al Israel Airlines Ltd.
70100 Israel                                    and Managing Director of
                                                the Challenge Fund (5)

Eliahu Cohen             Joint Managing         Joint Managing Director
The Tower                Director               of IDBH (6)
3 Daniel Frisch Street
Tel Aviv, Israel

William M. Davidson      Director               Chief Executive Officer
2300 Harmon Road                                of Guardian Industries
Auburn Hills, Michigan                          Corporation

Gideon Dover             Director               Director of Companies
4 Uri Street
Tel Aviv, Israel

Arnon Gafny              Director               Economist
4 Rabbi Benjamin St.
Jerusalem, Israel

Chaim Herzog             Director               Director of Companies (7)
Beth Ammot Mishpat
8 Shaul Hamelech Blvd.
Tel Aviv, Israel


                                                        Page 22 of 41 pages

                                                  Principal
Name and Address         Position                 Occupation
------------------       --------                 ----------

Hermann Merkin           Director                 Member of the New York
415 Madison Avenue                                Stock Exchange, Inc.
New York, New York                                and the American Stock
                                                  Exchange, Inc.(8)

Raphael Molho            Director                 Director of Companies
22 Ibn Gvirol Street                              (9)
Jerusalem, Israel

Jacob Recanati           Director                 Managing Director of
3 Habankim Street                                 El-Yam Ships Ltd.
Haifa, Israel

Leon Recanati            Director                 Joint Managing Director
The Tower                                         of IDBH (10)
3 Daniel Frisch Street
Tel Aviv, Israel

Oudi Recanati            Director                 Director of Companies
Yahalom Tower                                     (11)
3A Jabotinsky Street
Ramat Gan, Israel

Meir Rosenne             Director                 Lawyer
14 Aluf Simhony Street
Jerusalem, Israel

Dov Tadmor               Director                 Managing Director of
14 Beth Hashoeva Lane                             Discount Investment
Tel Aviv, Israel                                  Corporation Ltd. (12)

Judith Yovel Recanati                             Housewife
64 Kaplan Street
Herzliya, Israel

Dalia Lev                Deputy General           Deputy General Manager
The Tower                Manager and              and Principal Accounting
3 Daniel Frisch Street   Principal Account-       Officer of IDBH (13)
Tel Aviv, Israel         ing Officer

Arthur Caplan*           Secretary                Secretary of IDBH
The Tower
3 Daniel Frisch Street
Tel Aviv, Israel

James I. Edelson         U.S. Resident            Executive Vice President,
511 Fifth Avenue         Secretary                Secretary and General
New York, New York                                Counsel of PEC Israel
                                                  Economic Corporation


                                                        Page 23 of 41 pages

(1) As of September 28, 1995, IDB Holding Corporation Ltd., an Israeli corporation located at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel, owned 71.48% of the outstanding shares of IDB Development Corporation Ltd. As of September 28, 1995, companies controlled by Raphael Recanati, Jacob Recanati, Leon Recanati and Judith Yovel Recanati held in the aggregate approximately 52.4% of the voting power and equity of IDB Holding Corporation Ltd.

(2) Mr. Raphael Recanati is Chairman and Managing Director of IDB Development and Chairman of DIC and PEC.

(3)  Mr. Arie Carasso is a Director of IDB Development.

(4)  Mr. Haym Carasso is a Director of DIC.

(5)  Mr. Joseph Ciechanover is a Director of IDB Development and PEC.

(6) Mr. Cohen is Joint Managing Director of IDB Development and a Director of DIC and PEC.

(7)  Mr. Herzog owns 300 shares of Common Stock of Geotek.

(8) Mr. Merkin is a Director of DIC and PEC and owns 25,000 shares of Common Stock of Geotek.

(9)  Mr. Molho is a Director of IDB Development.

(10) Mr. Leon Recanati is Joint Managing Director of IDB Development and a Director of DIC and Elron.

(11) Mr. Oudi Recanati is a Director of IDB Development.

(12) Mr. Tadmor is a Director of IDB Development, Elron and DEP, Managing Director of Albar and Chairman of RDC.

(13) Mrs. Lev is Deputy General Manager and Principal Accounting Officer of IDB Development, a Director of DIC and Controller of PEC resident in Israel.

*    Mr. Caplan is a dual citizen of Israel and Great Britain.

          Based on information provided to the Reporting Persons, except as disclosed in Item 2 to this Schedule 13D, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.




                                                        Page 24 of 41 pages

                              Schedule B

            (Information provided as of September 28, 1995 in response to Items 2 through 6 of Schedule 13D)
  Executive Officers and Directors of IDB Development Corporation
  Ltd. who are not Executive Officers or Directors of IDBH

   Address is: The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel
                     (citizenship is Israel)

Name and Address         Position                 Principal Occupation
-----------------        --------                 --------------------

Abraham Ben Joseph       Director                 Director of Companies
87 Haim Levanon Street
Ramat Aviv
Tel Aviv, Israel


Haim Erez                Director                 General Manager, Israel
Yahalom Tower                                     Chemicals Ltd.
3A Jabotinsky Street
Ramat Gan, Israel


Yair Hamburger           Director                 Chairman and Managing
29 Derech Haganim                                 Director of
Kfar Shmaryahu, Israel                            Harel Hamishmar
                                                  Investments Ltd.

David Leviatan           Director                 Director of Companies
18 Mendele Street
Herzliya, Israel


Michael Levy             Director                 President, Nilit, Ltd.
Textile Fashion Ctr.
2 Kaufman Street
Tel Aviv, Israel


Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.





                                                        Page 25 of 41 pages

                                   Schedule C

           (Information provided as of September 28, 1995 in response to Items 2 through 6 of Schedule 13D)
                  Executive Officers and Directors of PEC who
                 are not Executive Officers or Directors of IDBH

Address is:    PEC Israel Economic Corporation
               511 Fifth Avenue, New York, NY 10017

             (citizenship is United States, unless otherwise noted)

Name and Address         Position       Principal Occupation
----------------         --------       --------------------
Robert H. Arnow          Director       President, Swig, Weiler and
1114 Ave. of the Americas               Arnow Mgt. Co., Inc.,
New York, New York                      Real Estate

Roger Cukierman          Director       Chief Executive Officer,
(citizen of France)                     La Compagnie Financiere
47 rue du Faubourg                      Edmond de Rothschild Banque
Saint Honore 75008
Paris, France

Alan S. Jaffe            Director       Partner, Proskauer Rose Goetz
1585 Broadway                           Mendelsohn, Attorneys
New York, New York

Frank J. Klein           President      President of PEC (1)
511 Fifth Avenue         and Director
New York, New York

Harvey M. Meyerhoff      Director       Chairman, Magna Holdings, Inc.,
25 South Charles St.                    Investments
Baltimore, Maryland

Alan S. Rosenberg        Director       Private Investor
1585 Broadway
New York, New York

Richard S. Zeisler       Director       Private Investor
980 Fifth Avenue
New York, New York

William Gold             Treasurer      Treasurer of PEC
511 Fifth Avenue
New York, New York


-------------------
(1)  Mr. Klein is a director of RDC, DEP and Elron.

Based upon information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.


                                                        Page 26 of 41 pages

                              Schedule D

     (Information provided as of September 28, 1995 in response to Items 2 through 6 of Schedule 13D)
                Executive Officers and Directors of
          Discount Investment Corporation, Ltd. ("DIC")
          and Albar Financing and Leasing Ltd. ("Albar") who are not Executive Officers or Directors of IDBH

          Address is: 14 Beth Hashoeva Lane, Tel Aviv, Israel
             (citizenship is Israel, unless otherwise noted)

Name and Address         Position            Principal Occupation
-----------------        --------            --------------------

Dr. Michael Anghel       Director and        Senior Manager of DIC (2)(3)
4 Affter Street          Senior Manager (1)
Tel Aviv, Israel


Gideon S. Erhard         Director and        Senior Manager of DIC (2)
7 Yair Street            Senior Manager (1)
Ramat Hasharon, Israel


Jacob Eshel              Director and        Senior Manager of DIC (2)
9 Berdichevsky Street    Senior Manager (1)
Givataim, Israel


Leon (Lenny) Recanati    Director and        Senior Manager of DIC (2)
77 Shalva Street         Senior Manager (1)
Herzliya Pituach, Israel


Joseph J. Boock *        Director and        Finance Manager of DIC
47A Nordau Street        Finance Manager (1)
Herzliya B, Israel


Prof. Se'ev Neuman       Director            Lecturer at Tel Aviv
3A Kashani Street                            University
Tel Aviv, Israel


Moshe Porath             Director            Attorney
28 Ahavat Zion Street
Tel Aviv, Israel


Amos Bankirer            Controller (1)      Controller of DIC
1 Zaelim Street
Ramat Gan, Israel

Shlomo Cohen**           Legal Counsel and   Legal Counsel and
14 Beth Hashoeva Lane    Secretary (1)       Secretary of DIC
Tel Aviv, Israel


                                                        Page 27 of 41 pages

(1)  Holds the same position or positions with Albar.

(2)  Messrs. Anghel, Erhard, Eshel and Recanati are each a Director of Elron.

(3)  Dr. Anghel is a Director of RDC.


*    Mr. Boock is a dual citizen of Israel and New Zealand.
**   Mr. Cohen is a dual citizen of Israel and Great Britain.


Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.





                                                        Page 28 of 41 pages

                                   Schedule E

           (Information provided as of September 28, 1995 in response to items 2 through 6 of Schedule 13D)
                      Executive Officers and Directors of
                   Elron Electronic Industries Ltd. ("Elron")
                 who are not Executive Officers or Directors of
                             IDBH, IDBD, PEC or DIC

       Address is:  Advanced Technology Center, P.O.B. 1573, Haifa, Israel
                            (citizenship is Israel).

                                                  Principal
Name and Address              Position            Occupation
----------------              --------            ----------

Uzia Galil                    Chairman of the     Chairman of the Board
Advanced Technology Center    Board and Chief     and Chief Executive
P.O.B. 1573                   Executive Officer   Officer of Elron (1)
Haifa, Israel

Aviezer Chelouche             Director            Chief Executive Officer
46 Beeri Street                                   of Modiin Energy Limited
Tel Aviv, Israel                                  Partnership

Emmanuel Gill                 Director            President and Chief
Advanced Technology Center                        Executive Officer of
P.O.B. 539                                        Elbit Ltd.
Haifa, Israel

Yitzhak Modai                 Director            Economic Consultant,
Beit-Amot Michpat                                 Former Minister of
8 Shaul Hamelech Blvd.                            Finance of Israel
Tel Aviv, Israel

Dr. Abraham (Abe) Peled       Director            Chief Executive Officer
6 Kiryat Mada Street                              of News Datacom Ltd.
Har Hotzvim, P.O.B. 23012
Jerusalem, Israel

Prof. Eliezer Schlifer        Director            Professor of Economics
58 Shvedia Street                                 and Business Adminis-
Haifa, Israel                                     tration at Haifa
                                                  University

Abraham Peri                  Vice President,     Vice President,
Advanced Technology Center    Technologies        Technologies
P.O.B. 1573
Haifa, Israel

Doron Birger                  Vice President,     Vice President,
Advanced Technology Center    Finance, and        Finance, and Corporate
P.O.B. 1573                   Corporate           Secretary
Haifa, Israel                 Secretary

(1)  Mr. Galil is a director of RDC and DEP.

Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.


                                                        Page 29 of 41 pages

                                   Schedule F

                 (Information provided as of September 28, 1995
                in response to Items 2 through 6 of Schedule 13D)

                      Executive Officers and Directors of
                 RDC-Rafael Development Corporation Ltd. ("RDC") who are not Executive Officers or Directors of
                    IDBH, IDB Development, PEC, DIC and Elron

              Address is:  14 Beth Hashoeva Lane, Tel Aviv, Israel
                             (citizenship is Israel)

Name and Address              Position            Principal Occupation
----------------              --------            --------------------

Ruben Baron                   Director            President of
14 Nurit Street                                   Galram Technology
Haifa, Israel                                     Industries Ltd. (1)

Yitzhak Gat                   Director            President of Rafael
41 Aya Street                                     Armament Development
Neve Rom                                          Authority
Ramat Hasharon, Israel

Dr. Eli Ofer                  Director            Head of Electric System
83 Hagdud Ha'ivri Street                          Division of Rafael
Kiryat Haim, Israel                               Armament Development
                                                  Authority

Daniel Shwepi                 Director            Vice President -
1 Hazayit Street                                  Finance, Rafael
Binyamina, Israel                                 Armament Development
                                                  Authority

Ruben Krupick                 President           President of
14 Beth Hashoeva Lane                             RDC
Tel Aviv, Israel

Tzvi Ben David                Vice President-     Vice President-
14 Beth Hashoeva Lane         Finance             Finance of RDC
Tel Aviv, Israel

Ori Braun                     Vice President -    Vice President -
14 Beth Hashoeva Lane         Business            Business
Tel Aviv, Israel              Development         Development of RDC (2)

(1)  Mr. Baron owns 400 shares of Common Stock of Geotek.
(2)  Mr. Braun owns 5,000 shares of Common Stock of Geotek.

     Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgement, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.



                                                        Page 30 of 41 pages